CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               September 27, 2016


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:           First Trust Exchange-Traded Fund II (the "Trust")
                          File Nos. 811-21944 and 333-143964
            ---------------------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments, provided by telephone on August 16, 2016, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 6, 2016 (the "Registration Statement"). The Registration Statement relates to the First Trust ZyFin India Quality and Governance ETF, a series of the Trust (the "Fund"). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES

      With respect to footnote 1 to the Annual Fund Operating Expenses table, confirm that the Fund will not pay 12b-1 fees for at least one year from the date of this prospectus.

RESPONSE TO COMMENT 1

      In accordance with this comment, footnote 1 will reflect a date that is at least one year from the date of this prospectus.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the types of securities to be included in the Index and 90% test. Will the Fund invest primarily in equity securities?


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Karen Rossotto
September 27, 2016
Page 2



RESPONSE TO COMMENT 2

       The Fund will invest primarily in equity securities, and the prospectus has been revised to reflect this response.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The first paragraph of this section lists three characteristics that qualify a company as "Indian." Explain how meeting only characteristic (i) or
(ii) would be sufficient.

RESPONSE TO COMMENT 3

       For a company to qualify as "Indian," its securities must be listed on the Bombay Stock Exchange (BSE Ltd.) or the National Stock Exchange of India Ltd. and must either have its principal place of business in India or have at least 50% of its assets in, or 50% of its revenues or profits from, India. The prospectus has been revised to reflect these requirements.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Revise the fifth sentence of the third paragraph in plain English. Consider breaking this explanation into more than one long sentence.

RESPONSE TO COMMENT 4

       The prospectus has been revised in accordance with this comment to simplify the referenced sentence.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      The sixth sentence of the third paragraph refers to "non-executive directors." Explain the meaning of this term. Is it any different than independent directors?

RESPONSE TO COMMENT 5

       A non-executive director is a board member who is not a member of the company's executive management. A non-executive director typically does not engage in the day-to-day management of the company, but is involved in policy making and strategy.


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Karen Rossotto
September 27, 2016
Page 3



      An independent director, in addition to satisfying the requirements to be a non-executive director, also:

      o apart from receiving director remuneration, does not have any material pecuniary relationships or transactions with the company, its promoters, its senior management or its holding company, its subsidiaries and associated companies;
      o is not related to promoters or management at the board level or at one level below the board;
      o has not been an executive of the company in the immediately preceding three financial years;
      o is not a partner or an executive of the statutory audit firm or the internal audit firm that is associated with the company, and has not been a partner or an executive of any such firm for the last three years. This will also apply to legal firm(s) and consulting firm(s) that have a material association with the entity;
      o is not a supplier, service provider or customer of the company. This should include lessor-lessee type relationships also; and
      o is not a substantial shareholder of the company, i.e. owning two percent or more of the block of voting shares.

      Note that the governance parameters apply differently to executive directors, non-executive directors and independent directors.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The Index methodology refers to a "quality screen" and subsequent "governance screen." Explain what happens if the quality screen results in only companies with low governance ratings.

RESPONSE TO COMMENT 6

       The governance screen is used to rank companies that pass the quality screen on a relative basis.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The governance rating methodology lists ten parameters on which each company is measured. How are these parameters ranked among each other? Are any more or less important than the others? Additionally, how does meeting these parameters create ties to India?

Karen Rossotto
September 27, 2016
Page 4



RESPONSE TO COMMENT 7

       The scoring process is binary with one point given for each best practice complied with and zero if not complied with or not disclosed. This means all parameters are equally weighted. Many of the parameters have been recommended by the Securities & Exchange Board of India as Corporate Governance best practices and the methodology ranks stocks as per their adherence to these recommendations. The prospectus has been revised to note that each of the parameters are equally weighted.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      The tenth governance parameter is listed as "whether the promoter pledge in the company is less than 25%." Explain the meaning of this test.

RESPONSE TO COMMENT 8

       Promoters of listed companies pledge all or some of their shares in such companies to lenders as collateral for loans. The Index methodology recognizes that pledging more than 25% of a promoter's total holdings in a company is a risk. In addition to this explanation, the prospectus has been revised to clarify the tenth parameter.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      The prospectus states that the Index is rebalanced on an annual basis. Disclose if, and when, the Index is reconstituted.

RESPONSE TO COMMENT 9

       The index is rebalanced and reconstituted annually with a selection date of September 30th of each calendar year (end of day). All changes will be announced in the first week of October each year, and the changes will be effected on the adjustment date. The adjustment date will be notified every year with a minimum seven-day notice period before the changes are made effective. The prospectus has been revised to reflect this information.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      The prospectus lists a number of techniques for substituting securities in the Index. Will this ever include using derivatives?


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Karen Rossotto
September 27, 2016
Page 5



RESPONSE TO COMMENT 10

       No, the fund will not invest in derivatives.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose the market cap range of the securities in the Index and any industry and/or sector focus.

RESPONSE TO COMMENT 11

       The prospectus has been revised to disclose that as of August 31, 2016, the Index had significant investments in consumer staples companies and technology companies, and the market capitalization range of securities in the Index was $1.25 billion to $70.79 billion.

COMMENT 12 - PRINCIPAL RISKS

       Revise "Index Constituent Risk" to make clear why the Fund's inclusion in another Fund's index could result in a significant trading discount.

RESPONSE TO COMMENT 12

      The prospectus has been revised in response to this comment.

COMMENT 13 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Move the second sentence of "Currency Risk" to the Principal Risks section.

RESPONSE TO COMMENT 13

       The prospectus has been revised in accordance with this comment.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION

      On page six, the statement of additional information makes reference to investing in depositary receipts. If true, include relevant disclosure in the prospectus.


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Karen Rossotto
September 27, 2016
Page 6



RESPONSE TO COMMENT 14

       The referenced disclosure has been removed as the Fund will not invest in depositary receipts.

COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION

      The "Federal Tax Matters" section refers to futures contracts and options. Remove this reference if the Fund does not intend to invest in such securities.

RESPONSE TO COMMENT 15

       The referenced disclosure has been removed as the Fund will not invest in futures contracts and options.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION

      The "Determination of Net Asset Value" section refers to valuation of a number of derivative instruments. Remove these references if the Fund does not intend to invest in such securities.

RESPONSE TO COMMENT 16

       The referenced disclosure has been removed as the Fund will not invest in derivatives.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Karen Rossotto
September 27, 2016
Page 7



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                             Sincerely yours,

                                             CHAPMAN AND CUTLER LLP



                                             By: /s/ Morrison C. Warren
                                                 -----------------------------
                                                     Morrison C. Warren